UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 001-36565

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On March 17, 2016, Innocoll Holdings plc (the "Company") issued a press release announcing its financial and operating results for the fourth quarter and fiscal year ended December 31, 2015 and a corporate update. A copy of the press release is included herewith as Exhibit 99.1.

Exhibits

No.	Description
99.1	Press Release dated March 17, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

	By:	/s/ Jose Carmona

		Name:	Jose Carmona
		Title:	Chief Financial Officer

Date: March 17, 2016

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